

IMPERIAL





16 June 2006



06014725

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Int'l Ltd

**SUPPL**

Dear Anne,

**RE: ADR FACILITY**

Please find enclosed a copy of the following announcements which were lodged with the Australian Stock Exchange Limited.

- Change of Directors Interest Notice x 3 lodged 16.06.06
- Natural Gas Development Update lodged 16.06.06
- Clarification of previous Natural Gas Development Update Announcement lodged 16.06.06
- Notification of Pro-Rata Rights Issue Shortfall lodged 16.06.06

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary



dw 6/28

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550



ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/06/2006

TIME: 12:44:39

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Clarification of previous ann: Carrolltown Project

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

16 June 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

**Re: NATURAL GAS DEVELOPMENT**
**CARROLLTOWN PROJECT**

**CLARIFICATION OF AVERAGE OPEN FLOW RATES**

The Directors of Imperial One Limited wish to clarify the announcement made earlier today.

For the first 10 wells undertaken by the joint venture, the average open flow rate is approximately 950 mcf per well per 24 hour period (4.5 inch OD casing).

More accurate production flow data will become available once the wells have been in-line for at least a 3 to 6 month period. A typical well in the Appalachian Basin will produce gas for in excess of 40 years.

Yours faithfully

Bruce McLeod
Chairman

*Flowrate data has been provided to the joint venture operator American Natural Resources LLC by Multi-Productions Inc, a company qualified to provide this technical assessment.*

Imperial One Limited ACN 002 148 361 • Level 7, 3 Spring Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 09/06/2006

TIME: 15:23:25

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Rights Issue Shortfall

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

9 June 2006

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

**RE: RIGHTS ISSUE SHORTFALL**

With reference to the above the Company's Non-Renounceable Pro-Rata Rights Issue on the basis of one (1) new share for every four (4) shares held at an issue price of $0.008 closed on 6 June 2006.

Of the total offer entitlements of 274,872,568 shares, valid acceptances were received for 225,201,197 shares resulting in an offer shortfall of 49,671,371 shares.

The shortfall represented approximately 18.07% of the total issue entitlements.

The issue is fully underwritten and will raise $2,198,981 before costs.

Yours faithfully

D L Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/06/2006

TIME: 10:45:13

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Natural Gas Development Update - Carrolltown Project

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

16 June 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

**Re: NATURAL GAS DEVELOPMENT UPDATE**
**CARROLLTOWN PROJECT**
**Appalachian Basin, Pennsylvania, USA**

The Directors of Imperial One Limited, ("Imperial") are pleased to announce that fracture stimulation for well 10 of the initial 10 well natural gas development program has been completed. Preliminary testing indicates that the potential recoverable gas reserves are well in excess of typical Pennsylvanian Upper Devonian series natural gas producing wells.

In summary, for the first 10 wells:

- Average open flow rate is approximately 950 mcf per 24 hour period (4.5 inch OD casing);
- Average Shut-in Rock Pressure of around 1,000 psig;
- Average estimated recoverable reserves of 374,000 mcf per well, or 3.74 bcf in total.

More accurate production flow data will become available once the wells have been in-line for at least a 3 to 6 month period. A typical well in the Appalachian Basin will produce gas for in excess of 40 years.

The joint venture has completed the gas collection network for the first five wells of the ten well program. The joint venture is now waiting for Dominion Peoples Gas Company to turn the gas in-line, which is expected this month.

**Carrolltown Joint Venture**

Imperial's joint venture participation is as follows:

| | |
|---|---|
| Working Interest: | 75%. |
| Net Revenue interest: | 60.9375%. |
| Operator: | American Natural Resources LLC, Belle Vernon, PA. |
| Cost per well | US$250,000, to drill, complete and connect to the collection and distribution network. |

Imperial One Limited ACN 002 148 361 • Level 7, 3 Spring Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

The Carrolltown Project offers a low-cost, low risk opportunity to participate in a natural gas development program, with sufficient acreage for the drilling of over 100 wells. Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

**Stage 2 – Second 10 well development program**

The joint venture has completed the identification of the next 10 locations for the continuation of the natural gas development program. Each of the new locations is within the same geological region of the initial 10 well program.

The drilling program for the first 5 wells of the Stage 2 program is expected to commence towards the end of June 2006 and is subject to the availability of drilling rigs.

**American Natural Resources LLC**

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. ANR will invest 25% of the capital in the development program.

**The Appalachian Basin**

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Reasons for this high rate of drilling activity lie in the characteristics of Appalachian Basin gas development.

Yours faithfully



Bruce McLeod
Chairman

*The Recoverable Gas Reserves data supplied in this Report has been provided to ANR by Allegheny Wireline Services Inc. ("Allegheny"), a company qualified to provide a technical assessment. All interpretations supplied by Allegheny are opinions based on inferences from electrical or other measurements.*
*Flowrate data has been provided to ANR by Multi-Productions Inc, a company qualified to provide this technical assessment.*



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/06/2006

TIME: 14:26:31

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 3

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| **Name of entity** | **Imperial One Limited** |
|---|---|
| **ABN** | **29 002 148 361** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| **Name of Director** | Bruce William McLeod |
|---|---|
| **Date of last notice** | 24 May 2006 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Direct or indirect interest** | Direct and Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Securities held by Eastern & Pacific Capital Pty Ltd. This Company acts as Trustee for the McLeod Super Fund and McLeod Family Holdings. BW McLeod is a Director of this Company and a beneficiary of the Fund. BW McLeod is not a beneficiary of McLeod Family Holdings. |
| **Date of change** | 13 June 2006 |
| **No. of securities held prior to change** | Eastern & Pacific Capital – 49,834,038<br>B W McLeod - 4,083,334 |
| **Class** | Fully Paid Ordinary Shares |
| **Number acquired** | Eastern & Pacific Capital – 12,458,509<br>B W McLeod – 1,020,833 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $107,835 |
| **No. of securities held after change** | Eastern & Pacific Capital – 62,292,547<br>BW McLeod – 5,104,167 |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Rights and Entitlements taken up |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Detail of contract | Nil |
|---|---|
| Nature of interest | |
| Name of registered holder<br>(if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Imperial One Limited** |
| **ABN** | **29 002 148 361** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Kevin Torpey |
| **Date of last notice** | 25 May 2006 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct and Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Indirect interest held by Famallon P/L. This Company acts as trustee of Torpey Family Super Fund. K A Torpey is a Director of Famallon Pty Ltd |
| **Date of change** | 13 June 2006 |
| **No. of securities held prior to change** | 17,856,382 Shares<br>5,000,000 Executive Options Exercised |
| **Class** | Ordinary Shares |
| **Number acquired** | 4,464,095 Shares |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $35,713 |
| **No. of securities held after change** | 22,320,477 Shares<br>5,000,000 Executive Options |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Rights Issue Entitlement taken up |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Detail of contract | Nil |
|---|---|
| Nature of interest | |
| Name of registered holder<br>(if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Imperial One Limited** |
| ABN | **29 002 148 361** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | David Sutton |
| **Date of last notice** | 24 May 2006 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct Interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 13 June 2006 |
| **No. of securities held prior to change** | 6,509,620 Shares<br>5,000,000 Executive Options |
| **Class** | Ordinary Shares |
| **Number acquired** | 1,627,405 Shares |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $13,019 |
| **No. of securities held after change** | 8,137,025 Shares<br>5,000,000 Executive Option |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Rights Issue Entitlements taken up |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | Nil |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.